# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Charter Communications, Inc., CIK 0001091667
CUSIP: 16119P306
Title of class of securities: Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000905853

## Reporting persons
- Ronald A. Duncan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 456,935; shared voting power 18,041; sole dispositive power 456,935; shared dispositive power 18,041; aggregate amount beneficially owned 474,976 (6.6% of the class)
  Comment: Note to Rows 5, 7 and 9:
  
  Includes the following: (a) 312,613 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Charter Communications, Inc. (the "Issuer") as to which Mr. Duncan has a direct pecuniary interest, (b) 99,322 shares of Preferred Stock held by 560 Company, Inc., which is 55% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power, (c) 4,000 shares of Preferred Stock held by Missy, LLC, of which Mr. Duncan is the managing member and which is 25% owned by RAD, LLC, of which Mr. Duncan is the controlling member, 25% owned by Dani Bowman and 50% owned by Mr. Duncan's adult daughter and (d) 41,000 shares of Preferred Stock held by a foundation over which Mr. Duncan has voting control. Includes 396,400 shares of Preferred Stock pledged as security for certain margin loan facilities as of July 31, 2026.
  
  Note to Rows 6, 8 and 9:
  
  Represents 18,041 shares of Preferred Stock held by Dani Bowman, Mr. Duncan's wife, of which Mr. Duncan disclaims beneficial ownership.
  
  Note to Row 11:
  
  Calculated based on the 7,183,812 shares of Preferred Stock outstanding as of August 19, 2026, as provided by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Charter Communications, Inc.
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, CT 06902

## Item 2. Person Filing
Name of person filing: Ronald A. Duncan
Address of principal business office or, if none, residence: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the cover page.
Percent of class: See responses to Item 11 on the cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on the cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ronald A. Duncan: /s/ Ronald A. Duncan, Ronald A. Duncan (08/20/2026)